Mail Stop 4561


      July 8, 2005




Rodney M. Tiede
Chief Executive Officer and Chairman of the Board
Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah  84047

Re:	Broadcast International, Inc.
      Form S-3
Filed June 10, 2005, amended June 10, 2005
      File No. 333-125710

Form 10-KSB/A for year ended December 31, 2004
Filed April 27, 2005
      File No. 0-13316

Form 10-QSB for the quarter ended March 31, 2005
      Filed May 16, 2005
      File No. 0-13316

Dear Mr. Tiede:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Please revise Part I of your prospectus to include all the information required by Item 510 of Regulation S-B. In this regard, we note your disclosure in Part II.

Cover Page

2. The cover page should contain only information required by Item
501 of Regulation S-B or that is key information.   In this
connection we note the last sentence of the last paragraph which contains references to Exchange Act rules and regulations, the import of which is not apparent and could be better explained in the Plan of
Distribution section.

3. Please highlight the cross-reference to your risk factors section by prominent type or in another manner. See Item 501(a)(5) of`
Regulation S-B.

4. We note your use here and throughout the prospectus of the term "Company" to refer to Broadcast International Inc. The term
"Company" is a vague, abstract term. Rather than use plain vanilla
"Company" to refer to your company, please revise to use your actual company name or a shortened version of it.

5. On the cover page and throughout the document, please eliminate the use of defined terms like those in parentheses and quotation marks. In this connection we note the definition of Company and Selling Shareholders. These terms appear to be clear from the context of the document the first time they are used.

Available Information, page 2

6. Please move this information so that it appears elsewhere in the prospectus after the risk factors. The forepart of the prospectus should only include the cover page, a brief summary and the risk factors.

7. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Incorporation of Certain Documents by Reference, page 2

8. Please revise to specifically include your Form 8-K filed on July
1, 2005.

Prospectus Summary, page 3

9. Please revise to clarify the nature of your services.  It is not
clear from your disclosure exactly what products and services you provide in connection with managing "networks of thousands of video receiving locations for its enterprise clients" and managing a "library of complex compression-decompression algorithm (codec`s) in
order to optimize streaming and static media."   Further, please
revise to clarify that you are still in the process of developing Codecsys and when you expect to commence sales of the Codecsys product or license its technology. Finally, it is not clear what you mean by the statement in the third paragraph that you were faced with
"last mile issues."

10. Please revise so that the meaning of a term is clear from the
context.   For example, the meanings of the terms "compression-
decompression algorithms" and "media compression technology" are not clear.

11. Please avoid the use of jargon. For example, please revise the use of the term "solution." Its use implies that a problem is being solved when in fact none has been presented. Instead of using the term solution, describe your actual products and services. Please revise throughout your filing as necessary.

12. Please include the following in your summary:

* your auditors have raised substantial doubt about your ability to continue as a going concern;
* your securities are penny stock;
* you have incurred losses since inception; and
* quantify your total accumulated deficit.

13. Please revise your summary to include a brief discussion of the
Securities Purchase Agreement that you entered into with the institutional funds.

14. Please revise to disclose when the institutional funds may convert their notes, warrants and AIRs into shares of your common stock.

15. We note that Section 3.15 of the Security Purchase Agreement contains negative covenants which will limit Broadcast`s ability to create security interests, change management, declare dividends, make loans or incur debt. Please describe these restrictions here, in the
Management`s Discussion and Analysis, risk factors section and in the description of the terms of the convertible debenture.

Risk factors, page 3

16. Please revise to include a risk factor that discusses the possible dilutive effect the issuance of securities pursuant to the
Securities Purchase Agreement will have on your shareholders.

17. Please revise the introductory paragraph to omit the reference to additional risks that are not described in the prospectus. You must disclose all material risks.

18. Many of your risk factors state that you can provide "no assurance" of certain facts or outcomes. The real risk is not a lack of assurance, but rather that, for example, third parties will claim infringement by you (page 5). Please review all risk factors with this comment in mind and revise to specifically state each risk.

19. Some of your risk factors appear generic in that they could apply to any issuer in your industry or are presented in a manner that does not show why they are risks to you. Either delete such boilerplate risks or revise both the subtitle and disclosure to address how they specifically apply to you. For example, refer to the risk factor "General Economic and Other Conditions" on page 4.

Competition and Rate of Technological Change, page 4

20. Please revise to quantify the number of competitors in each of your product segments.

Funding Requirements, page 4

21. In order to give depth to your risk factor, please revise to quantify the additional funds needed to continue your planned operations. In this connection, we note your disclosure in your recent 10-QSB that you experienced negative cash flow of approximately $125,000 per month during the year ended December 31,
2004 and your development plan calls for additional expenditures of approximately $100,000 per month to complete your identified development initiatives. We further, note your statement that the senior secured convertible note entered as of May 12, 2005 will satisfy your short term liquidity needs.

Reliance of Significant Customers, page 4

22. Please revise to disclose whether you have any contracts with the customers upon which you relied for 53% of your revenues. In this connection, we note from your 10-QSB that your contract with one of your largest customers was set to expire on May 31, 2005 and that you expected revenue from this customer to be significantly reduced beginning June 1, 2005. Please revise to include disclosure with respect to this customer and the percentage of revenues that this customer represented.

Absence of Dividends, page 4

23. Explain why the fact that you do not intend to pay dividends makes this offering speculative or risky. Alternatively, you may delete this risk factor.




Use of Proceeds, page 7

24. Please revise to disclose the restrictions on the use of proceeds received under the Securities Purchase Agreement set forth in section
2.1(aa) of that agreement.

Selling Shareholder, page 8

25. Please revise to provide all the information required by Item
507
of Regulation S-B.  For example, we note that you list Stonegate
Securities as a selling shareholder, however, you do not provide the corresponding disclosure. Please advise or revise.

26. Refer to the penultimate sentence in your description of the Streamware Issuances on page 7. Please revise to explain what you mean by "certain technology license agreements were amended to give the Company increased ownership rights to the Company`s CodecSys technology." Also, please revise here and throughout to quantify your ownership in CodecSys.

27. Please revise to identify the natural persons that control each of the selling stockholders. Additionally, please identify any selling shareholder that is a registered broker-dealer or an affiliate of a registered broker-dealer.

28. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

29. Please revise to provide a discussion of the services
Stonegate
Securities provided in connection with the sale of the convertible notes.

Description of Company Capital Stock, page 13

30. Please revise to provide a detailed discussion of the material terms of the Senior Secured Convertible 6% Notes issued to the institutional funds. For example, but not limited to, the payment amounts, payment dates for interest and principal under the indebtedness, and maturity date. Also, provide the material terms of the additional investment rights.

31. Please revise to provide a detailed discussion of the material terms of the warrants granted to the institutional funds and Stonegate Securities, Inc.

Part II

Item 16.  Exhibits

32. Please revise to include all the exhibits required by Item 601 of
Regulation S-B. If you are incorporating the exhibits by reference, revise the exhibit table to indicate the file number of the registration statement and the date filed for each exhibit that is incorporated from a previous filing.

33. We note that you have filed the agreements relating to the Security Purchase Agreement with your Form 8-K filed on May 16,
2005.
We also note that the agreements have not been executed. Please file executed copies.

Form 10-KSB/A for year ended December 31, 2004

Form 10-KSB

Item 6 - Management`s Discussion and Analysis or Plan of Operation

Operating Expenses, page 15

34. We note that the co-founders of IDI returned approximately 6,098,000 shares of IDI common stock in exchange for certain assets and obligations of the parties of approximately $210K. Please tell us how this transaction was recorded in your financial statements and refer us to the GAAP literature that supports your conclusion.

Note 1 - Organization and Basis of Presentation, page F-7
35. Refer to the reverse acquisition that occurred on October 1, 2003. Advise us how you complied with Item 304 (a)(1) of Regulation
S-B as it relates to reporting a change in principal auditors.

36. We note that the Company`s consolidated financial statements include the operations of IDI from May 18, 2004 through December 31,
2004. We also note from your disclosure on page F-11 that you held a
60% majority voting interest in IDI since the commencement of the April 2003 stock purchase agreement. Advise us on how IDI was accounted for in the Company`s financial statements prior to May 18,
2004 and your basis in GAAP for your accounting treatment.
37. In the fifth paragraph you state that you accounted for the transaction with IDI as a purchase. Advise us what consideration was given to providing financial statements pursuant to Item 310(c) of Regulation S-B. In addition, advise us how you complied with the disclosure requirements in paragraph 54 of SFAS 141.

Note 2 - Significant Accounting Policies

Patents, page F-8
38. Advise us to why no amortization expense relating to the patents on the CodecSys technology was recognized for the year ended December
31, 2004 and for the period ending March 31, 2005 within Form 10-
QSB.
In addition, provide your basis for using a 15 year life in light of your disclosures on page F-13 that CodecSYS is an unproven technology with uncertainty regarding whether the technology will be commercially sustainable.

Revenue Recognition, page F-10

39. Refer to the Results of Operations Section within MD&A on page
14. We note that revenue within fiscal year 2004 consisted of sales of equipment, license fees, and installation and service revenue. For each revenue stream, advise us how your revenue recognition policy complies with SAB Topic 13A3 and EITF 00-21. Specifically address how you account for the one-time revenues generated from the installation of satellite receivers and the timing in which these amounts are recognized when you are obligated to provide additional monthly services.

Note 5 - Investment in Interact Devices, Inc (IDI), pages F-11 -
F-13

Streamware Solutions AB, page F-12

40. We note that you have issued stock and stock options to Streamware Solutions AB, which resulted in a research and development expense of approximately $10 million. Explain to us how the settlement or renegotiation of certain license agreements meets the definition of research and development under SFAS 2 and FIN 4. In addition, please advise us how you determined the fair value of the equity instruments issued and your consideration of SFAS 123 in determining these values.

Assumption and Consolidation of IDI, page F-12

41. We note that the Company issued to the creditors of IDI approximately 111,842 shares of common stock of the Company, valued at approximately $682,222. In relation to this transaction and any other costs incurred by your Company for the settlement of IDI`s bankruptcy proceedings, tell us the consideration given to SFAS 15.

IDI Co-Founders Settlement, page F-13
42. Advise us why you characterized the cash payment of $90K and issuance of stock options of $1.1 million to the co-founders of IDI as research and development in process. To the extent these amounts were settlements related to the bankruptcy proceedings explain how this expense meets the definition of R&D in SFAS 2.

Summary, page F-13
43. Given the entire purchase price of IDI and related transactions with Streamware was allocated to in-process research and development, tell us what consideration was given to disclosing the following:
* Fair value of the research and development project and the appraisal method used to value the CodecSys project. Note that under
FIN 4 and SFAS 141 the amount charged to expense for research and development should be based on the fair value of the acquired R&D.
* Nature, timing and estimated costs of the efforts necessary to complete this technology and the anticipated completion dates.
* Whether the technology has alternative future use.
* Reconciling your discussion to clarify how you determined the CodecSys project represents research and development activities given you have generated sales from this product.

Note 6 - Long Term Obligations, page F-14

Convertible Line of Credit Promissory Note, page F-14

44. Tell us the consideration given to providing the disclosures required by paragraph 7 of EITF 98-5 in accounting for the beneficial conversion feature of the Company`s convertible line of credit.
In
addition, explain why you have not accrued the 6% interest expense related to the note. Given the conversion is outside of your control, tell us your basis in GAAP for not recording a liability for this interest.


*****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 551-3471 or me at (202) 551-3780 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	Reed L. Benson, Esq (via facsimile)
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Mr. Rodney M. Tiede
Broadcast International, Inc.
July 8, 2005
Page 10